Contact

www.linkedin.com/in/jcdugan99 (LinkedIn)
www.comprisma.com (Company)

Top Skills

Executive Management
Compliance
Insurance

Chris Dugan

CEO @ Imago Rehab | Healthcare Innovation
Natick, Massachusetts, United States

Experience

Imago Rehab

Chief Executive Officer
August 2023 - Present (1 year 2 months)
Greater Boston

Launched out of Harvard's Biodesign Lab and the Wyss Institute for Biologically Inspired Engineering, Imago Rehab's vision is to transform how patients recover after they suffer a stroke, shifting it from a clinic-centric model to one that is centered around a patient's home. The company's innovative and standardized clinical protocols are revolutionizing the way patients receive occupational therapy rehab care and its soft robotic glove enables high dose and high intensity rehabilitation of the hand to restore patients ability to perform activities of daily living.

Hinge Health

Vice President Health Services Strategy
March 2022 - May 2023 (1 year 3 months)
Boston, Massachusetts, United States

Hinge Health is creating a new health care system, built around you. Accessible to 25 million members across more than 1,200 customers, Hinge Health is the #1 digital clinic for joint and muscle pain, delivering superior member outcomes and proven claims reductions. We pair the industry's most advanced motion technology and wearable pain relief with a complete clinical care team of physical therapists, physicians, and board-certified health coaches to help people move beyond pain and reduce surgeries and opioid use. Hinge Health's HingeConnect integrates with 1 million+ in-person providers to enable earlier interventions for avoidable MSK surgeries. Learn more at http://www.hingehealth.com.

Humana

Vice President Care Mgmt & Utilization Mgmt Product
April 2021 - March 2022 (1 year)
Boston, Massachusetts, United States

Aetna

Executive Director, Partner Product
June 2017 - April 2021 (3 years 11 months)
Wellesley, Massachusetts

Launched industry's first formal strategic partnerships program: https://
www.aetna.com/about-us/partners.html

Lead 4 departments totaling 50 FTE responsible for:
negotiating strategic partnership deal terms,
commercializing partner products as a reseller through AET/CVS,
establishing AET product strategy through channel partners,
managing partnership performance accountability,
aligning strategic product roadmaps to deliver integrated value-adds

Robert H. Smith School of Business
Adjunct Professor
September 2012 - July 2017 (4 years 11 months)
College Park, MD

Management & Organization

New Venture Financing

Incentives & Performance Management

Risk Management

Strategy

Operations

Health Policy

Evolent Health
Enterprise Solutions Management
August 2014 - June 2017 (2 years 11 months)
Arlington, VA

Comprisma
Founding Principal
May 2011 - August 2014 (3 years 4 months)

Comprisma has created a sophisticated, market-based process that allows
insurers to share risk with one another. By pooling risks, insurers reduce
volatility, decreasing the need for large rate hikes and allowing them to focus
on delivering value to consumers.

Comprisma's risk pooling markets create a more efficient and competitive
insurance marketplace while rewarding insurers that exceed the requirements
of the 2010 healthcare reform law and creating significant cost savings for

insurers that are working to get into compliance. These risk pooling markets incentivize cost containment creating major benefits for consumers.

Comprisma also has developed applications of sophisticated risk pooling solutions for hospital and provider systems taking on balance sheet risk through payment bundles, ACO's, or other risk-bearing models.

CitiFinancial, a subsidiary of Citigroup
9 years

VP of Incentives and Performance Mgmt
2002 - May 2011 (9 years)

Manage the development and implementation of performance management programs for a broad array of operating platforms along the full asset management life cycle. I have experience with both centralized and distributed retail operations, processing, and call units. This role requires intimate understanding of the various operations, strategy development, financial profit and valuation modeling, risk management, and process management and engineering.

Management Associate
2002 - 2004 (2 years)

Career began in a 2-yr. rotational management development program. From this role, I was promoted to a Sr. Analyst position working for the Executive Management team from 2004-2006. In 2006 I was promoted to Manager for the Incentives and Performance Management team. In 2008, I was promoted to the position of Associate Director. My experiences have allowed me the opportunity to display broad-based horizontal leadership with a high level of visibility as well as vertical accountability managing components of the P&L.

Education

University of Maryland - Robert H. Smith School of Business
MBA · (2010 - 2011)

University of Maryland
BA, Economics · (1998 - 2002)